Exhibit 99.5

NOTICE OF RELIANCE

SECTION 13.4 OF NATIONAL INSTRUMENT 51-102

CONTINUOUS DISCLOSURE OBLIGATIONS

To:	Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: October 31, 2019	BELL CANADA

	By:	(signed) Thierry Chaumont

	Name:	Thierry Chaumont

	Title:	Senior Vice-President and Controller

BELL CANADA

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION (1)

For the periods ended September 30, 2019 and 2018

(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2018 and the unaudited consolidated interim financial report for the nine months ended September 30, 2019.

For the periods ended September 30:

	BCE INC. (“CREDIT SUPPORTER”)(2)				BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)				SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)				CONSOLIDATING ADJUSTMENTS(4)				BCE INC. CONSOLIDATED
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	Three months	Three months	Nine months	Nine months	Three months	Three months	Nine months	Nine months	Three months	Three months	Nine months	Nine months	Three months	Three months	Nine months	Nine months	Three months	Three months	Nine months	Nine months
Operating revenues	—	—	—	—	5,984	5,877	17,649	17,254	—	—	—	—	—	—	(1)	(1)	5,984	5,877	17,648	17,253
Net earnings from continuing operations attributable to owners	904	850	2,481	2,286	959	888	2,596	2,351	35	33	103	103	(994)	(921)	(2,699)	(2,454)	904	850	2,481	2,286
Net earnings attributable to owners	904	850	2,481	2,286	959	888	2,596	2,351	35	33	103	103	(994)	(921)	(2,699)	(2,454)	904	850	2,481	2,286

As at September 30, 2019 and December 31, 2018, respectively:

	BCE INC. (“CREDIT SUPPORTER”)(2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)		CONSOLIDATING ADJUSTMENTS(4)		BCE INC. CONSOLIDATED
	Sept. 30, 2019	Dec. 31, 2018	Sept. 30, 2019	Dec. 31, 2018	Sept. 30, 2019	Dec. 31, 2018	Sept. 30, 2019	Dec. 31, 2018	Sept. 30, 2019	Dec. 31, 2018

Total Current Assets	685	576	8,333	7,400	383	286	(3,146)	(2,469)	6,255	5,793

Total Non-current Assets	23,393	22,429	47,754	44,616	50	53	(16,826)	(15,791)	54,371	51,307

Total Current Liabilities	3,047	2,531	10,404	10,317	72	50	(3,146)	(2,469)	10,377	10,429

Total Non-current Liabilities	104	113	28,276	25,231	36	84	570	554	28,986	25,982

(1)

The summary financial information is prepared in accordance with International Financial Reporting Standards (IFRS) and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises. As required, BCE adopted IFRS 16 – Leases effective January 1, 2019 using a modified retrospective approach whereby the financial results of prior periods presented were not restated and continue to be reported under IAS 17 – Leases, as permitted by IFRS 16.

(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)

This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis